May 31, 2019

Cam McMartin
Chief Financial Officer
Sailpoint Technologies Holdings, Inc.
11120 Four Points Drive, Building 1, Suite 100
Austin, TX 78726

       Re: Sailpoint Technologies Holdings, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 18, 2019
           Form 8-K Furnished on March 5, 2019
           File No. 001-38297

Dear Mr. McMartin:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations , page 52

1. We note that you did not include a discussion of income taxes. In future filings, to the extent that you continue to experience significant fluctuations in your effective income tax rate, please disclose an explanation for such changes. Refer to Item 303(a)(3)(i) of
      Regulation S-K and Section III.B of SEC Release No. 33-8350. Consolidated Financial Statements
Notes to Consolidated Financial Statements
Services and Other Revenues , page 83

2. You disclose that revenue for fixed price services and "prepaids" are recognized over time
 Cam McMartin
Sailpoint Technologies Holdings, Inc.
May 31, 2019
Page 2
         using input methods to estimate progress to completion. Please explain in further detail the nature of "prepaid" arrangements and describe the input methods used, how those methods are applied and why the methods provide a faithful depiction of the transfer of the services. Refer to ASC 606-10-50-18.

Deferred Contract Acquisition Costs, page 84

3. You disclose that you capitalize and amortize the incremental costs of obtaining a contract, such as certain sales commission costs and related payroll taxes, over the remaining contractual term or over an expected period of benefit which you determined to be approximately five years. Please tell us if you pay commissions upon contract renewals and if so, tell us how you account for such costs. In this regard, explain whether the commissions paid on renewal are commensurate with initial commissions and your basis for such conclusion. Also clarify the period of benefit for renewal commissions and to the extent that the benefit period exceeds the renewal term, explain to us how you determined such period. Refer to ASC 340-40-35-1.
Form 8-K Furnished on March 5, 2019

Exhibit 99.1

4. Your presentation of non-GAAP net income includes an adjustment to add back GAAP income tax expense and subtract cash paid for income taxes, but does not appear to include an income tax adjustment that is commensurate with non-GAAP net income.
         Please explain how your presentation complies with Non-GAAP C&DI
Question
         102.11.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Craig Wilson,
Senior Assistant Chief Accountant, at (202) 551-3226 with any questions.



                                                              Sincerely,
FirstName LastNameCam McMartin
                                                              Division of
Corporation Finance
Comapany NameSailpoint Technologies Holdings, Inc.
                                                              Office of
Information Technologies
May 31, 2019 Page 2                                           and Services
FirstName LastName